

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2025

Timothy Murphy
Chief Financial Officer
Repay Holdings Corp
3060 Peachtree Road NW
Suite 1100
Atlanta, GA 30305

   Re: Repay Holdings Corp
     Registration Statement on Form S-3
     Filed March 3, 2025
     File No. 333-285509

Dear Timothy Murphy:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eddie Kim at 202-679-6943 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: David Ghegan